(A Development-Stage Company)

Condensed Interim Consolidated Financial Statements
As of September 30, 2013 and for the three-month and nine-month periods ended
September 30, 2013 and 2012
(in Canadian dollars)
(Unaudited)

 ()

Alderon Iron Ore Corp.
Condensed Interim Consolidated Statements of Financial Position (Unaudited)

(in Canadian dollars)

	As of September 30,	As of December 31,
	2013	2012
	$	$
ASSETS
Current assets
Cash and cash equivalents	113,071,295	34,312,316
Restricted cash equivalents	-	10,232,508
Receivables (note 3)	3,140,611	2,746,064
Prepaid expenses and other current assets (note 4)	591,495	703,692
Total current assets	116,803,401	47,994,580

Non-current assets
Mineral properties (note 8)	120,234,393	88,668,710
Long-term advances (note 5)	20,465,016	10,232,508
Property, plant and equipment (note 6)	2,510,747	445,483
Total non-current assets	143,210,156	99,346,701
Total assets	260,013,557	147,341,281

LIABILITIES
Current liabilities
Payables and accrued liabilities (note 7)	8,562,672	6,541,122
Due to related parties (note 9)	321,695	309,224
Total current liabilities	8,884,367	6,850,346

EQUITY
Share capital and warrants (note 10)	259,143,095	259,143,095
Other capital (note 11)	23,862,341	21,619,782
Deficit	(89,131,795)	(140,271,942)
Equity attributable to owners of the parent	193,873,641	140,490,935
Non-controlling interest (note 12)	57,255,549	-
Total equity	251,129,190	140,490,935
Total liabilities and equity	260,013,557	147,341,281

Basis of preparation nature of operations(note 1) Commitments and contingencies (note 17)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Approved by the Board of Directors

“Lenard Boggio”	“David Porter”
Lenard Boggio	David Porter
Director	Director

Alderon Iron Ore Corp.
Condensed Interim Consolidated Statements of Changes in Equity (Unaudited)
For the nine-month periods ended September 30, 2013 and 2012

(in Canadian dollars, except share data)

	Common shares	Share capital and warrants	Other capital	Deficit	Total
	(number)				$

Balance – December 31, 2011	84,717,514	149,573,447	13,096,693	(68,790,827)		93,879,313
Issuances pursuant to private placements, net of transaction costs	44,656,343	107,418,488	-	-		107,418,488
Issuances pursuant to the exercise of warrants	384,010	1,070,683	-	-		1,070,683
Issuances pursuant to the exercise of stock options	186,300	485,870	(211,791)	-		274,079
Share-based compensation costs	-	-	7,381,535	-		7,381,535
Net loss and comprehensive loss	-	-	-	(57,898,222)		(57,898,222)
Balance – September 30, 2012	129,944,167	258,548,488	20,266,437	(126,689,049)		152,125,876

	Attributable to owners of the parent
	Common shares	Share capital and warrants	Other capital	Deficit	Non- controlling interest		Total
	(number)	$	$	$	$		$

Balance – December 31, 2012	130,144,167	259,143,095	21,619,782	(140,271,942)		-		140,490,935
Proceeds received following the issuance of units of The Kami LP to Hebei (note 10)	-	-	-	-		119,926,293		119,926,293
Reallocation of non-controlling interest between partners of The Kami LP (note 12)	-	-	-	61,455,488		(61,455,488)		-
Share-based compensation costs (note 11)	-	-	2,242,559	-		-		2,242,559
Net loss and comprehensive loss	-	-	-	(10,315,341)		(1,215,256)		(11,530,597)
Balance – September 30, 2013	130,144,167	259,143,095	23,862,341	(89,131,795)		57,255,549		251,129,190

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Alderon Iron Ore Corp.
Condensed Interim Consolidated Statements of Comprehensive Loss (Unaudited)
For the three-month and nine-month periods ended September 30, 2013 and 2012

(in Canadian dollars, except share data)

	Three months ended September 30,				Nine months ended September 30,
	2013		2012		2013		2012
	$		$		$		$

Operating expenses
General and administrative expenses		3,095,471		14,482,195		11,718,508		23,249,407
Exploration and evaluation expenses		-		9,015,529		194,956		28,632,110
Environmental, aboriginal, government and community expenses		177,501		2,209,538		872,993		6,137,952
		3,272,972		25,707,262		12,786,457		58,019,469

Loss from operations		(3,272,972)		(25,707,262)		(12,786,457)		(58,019,469)

Finance income		477,055		88,597		1,255,860		261,252
Finance costs		-		(356,465)		-		(356,465)
Net finance income (costs)		477,055		(267,868)		1,255,860		(95,213)

Loss before income taxes		(2,795,917)		(25,975,130)		(11,530,597)		(58,114,682)
Income tax recovery		-		-		-		216,460

Net loss and comprehensive loss		(2,795,917)		(25,975,130)		(11,530,597)		(57,898,222)

Attributable to:
Owners of the parent		(2,250,753)		(25,975,130)		(10,315,341)		(57,898,222)
Non-controlling interest		(545,164)		-		(1,215,256)		-
		(2,795,917)		(25,975,130)		(11,530,597)		(57,898,222)
Net loss per share (note 13)
Basic and diluted		(0.02)		(0.24)		(0.08)		(0.56)
Weighted average number of shares outstanding (note 13)
Basic and diluted		130,144,167		109,934,881		130,144,167		102,619,011

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Alderon Iron Ore Corp. Inc.
Condensed Interim Consolidated Statements of Cash Flows (Unaudited)
For the three-month and nine-month periods ended September 30, 2013 and 2012

 (in Canadian dollars)

	Three months ended September 30,				Nine months ended September 30,
	2013		2012		2013		2012
	$		$		$		$
Cash flows from operating activities
Net loss		(2,795,917)		(25,975,130)		(11,530,597)		(57,898,222)
Adjustments for:
Share-based compensation costs (note 11)		447,208		2,085,777		1,931,667		7,381,535
Depreciation		46,820		26,368		99,743		78,830
Finance income		(477,055)		(88,597)		(1,255,860)		(261,252)
Interest expense		-		120,215		-		120,215
Income tax recovery		-		-		-		(216,460)
Changes in operating assets and liabilities (note 14)		(1,708,395)		(4,716,267)		(13,653,668)		(6,696,946)
Interest received		695,296		91,399		1,416,021		244,195
Interest paid		-		(120,215)		-		(120,215)
Net cash used in operating activities		(3,792,043)		(28,576,450)		(22,992,694)		(57,368,320)

Cash flows from investing activities
Additions to mineral properties (note 8)		(17,437,865)		-		(26,231,510)		-
Deposits on equipment (note 6)		(1,806,702)		-		(1,806,702)		-
Decrease (increase) in restricted cash equivalents (note 5)		-		(12,982,508)		10,232,508		(12,982,508)
Purchases of property, plant and equipment, net of disposals		(74,492)		(13,923)		(368,916)		(183,820)
Net cash used in investing activities		(19,319,059)		(12,996,431)		(18,174,620)		(13,166,328)

Cash flows from financing activities
Proceeds received following the issuance of units of The Kami LP to Hebei (note 10)		-		-		119,926,293		-
Proceeds from private placement issuance of common shares, net of cash transaction costs		-		70,081,017		-		107,418,488
Proceeds from the issuance of debt		-		10,500,000		-		10,500,000
Repayment of debt		-		(10,500,000)		-		(10,500,000)
Proceeds from the exercise of warrants		-		-		-		1,070,683
Proceeds from the exercise of stock options (note 11)		-		150,000		-		274,079
Net cash provided by financing activities		-		70,231,017		119,926,293		108,763,250

Net change in cash and cash equivalents		(23,111,102)		28,658,136		78,758,979		38,228,602

Cash and cash equivalents at the beginning of the period		136,182,397		17,330,399		34,312,316		7,759,933

Cash and cash equivalents at the end of the period		113,071,295		45,988,535		113,071,295		45,988,535
Cash and cash equivalents components:
Cash		105,341,011		1,960,173		105,341,011		1,960,173
Cash equivalents		7,730,284		44,028,362		7,730,284		44,028,362
		113,071,295		45,988,535		113,071,295		45,988,535

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of September 30, 2013 and for the three-month and nine-month periods ended September 30, 2013 and 2012

 (amounts in Canadian dollars, except share and option data)

1	Summary of business, reporting entity, basis of preparation and nature of operations

Summary of business

Alderon Iron Ore Corp. (“Alderon” or the “Company”) is a development-stage company conducting iron ore evaluation activities related entirely to its properties located in western Labrador in the province of Newfoundland & Labrador. Those properties are collectively referred to as the Kamistiatusset, or “Kami”, Property. All activities associated with the Kami Property are referred to as the Kami Project.

Reporting entity

The accompanying condensed interim consolidated financial statements include the accounts of Alderon Iron Ore Corp., an entity incorporated under the laws of the Province of British Columbia, and its subsidiaries: 0860132 BC Ltd.; 0964896 BC Ltd.; Kami General Partner Limited (“Kami GP”), a corporation incorporated under the laws of the Province of Ontario; and The Kami Mine Limited Partnership (“The Kami LP”), established under the laws of the Province of Ontario. Kami GP and The Kami LP are each owned 75%, directly or indirectly, by the Company.

The Company’s common shares are listed on the Toronto Stock Exchange, under the symbol “ADV”, and on the NYSE MKT, under the symbol “AXX”.

Basis of preparation and nature of operations

Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, applicable to the preparation of interim financial statements, including International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), and should be read in conjunction with the Company’s consolidated financial statements as of and for the years ended December 31, 2012 and 2011.

The preparation of financial statements in accordance with IAS 34 requires the use of certain accounting estimates and the exercise of management’s judgment in applying the Company’s accounting policies. Areas involving a high degree of judgment or complexity and areas where assumptions and estimates are significant to the Company’s condensed interim consolidated financial statements are discussed in note 2.

The policies applied in these condensed interim consolidated financial statements are based on IFRS adopted by the Company as of September 30, 2013. These condensed interim consolidated financial statements were approved by the Company's Board of Directors on November 7, 2013.

Nature of operations

The accompanying condensed interim consolidated financial statements were prepared under the historical cost convention on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they become due (see also note 16).

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of September 30, 2013 and for the three-month and nine-month periods ended September 30, 2013 and 2012

 (amounts in Canadian dollars, except share and option data)

1                 Summary of business, reporting entity, basis of preparation and nature of operations (continued)

The application of the going concern concept is dependent upon the Company’s ability to satisfy its liabilities as they become due and to obtain the necessary financing to complete the exploration and development of its mineral property interests, the attainment of profitable mining operations or the receipt of proceeds from the disposition of its mineral property interests. Management is actively engaged in the review and due diligence on opportunities of merit in the mining sector and is seeking to raise the necessary capital to meet its funding requirements. There can be no assurance that management’s plan will be successful. If the Company is unable to secure additional sources of financing, ongoing development work will be postponed to ensure that the Company has sufficient resources to discharge its existing liabilities and to fund care and maintenance costs until such time that financing becomes available at acceptable terms.

If the going concern assumption were not appropriate for these financial statements, adjustments to the carrying value of assets and liabilities, reported expenses and consolidated statement of financial position classifications would be necessary. Such adjustments could be material.

2                 Significant accounting policies and critical accounting estimates and judgments

Significant accounting policies

The accounting policies described in the Company’s 2012 annual consolidated financial statements have been applied consistently to all periods presented in these condensed interim consolidated financial statements, except as noted below and as to note 12. The following new standards, and amendments to standards and interpretations, are effective for the first time for interim periods beginning on or after January 1, 2013 and have been applied in preparing these condensed interim consolidated financial statements. The accounting policies have been applied consistently by all subsidiaries of the Company.

a)
IFRS 10, Consolidated Financial Statements (“IFRS 10”), which builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of a parent company. IFRS 10 also provides additional guidance to assist in the determination of control where this is difficult to assess.

b)
IFRS 11, Joint Arrangements (“IFRS 11”), which enhances accounting for joint arrangements, particularly by focusing on the rights and obligations of the arrangement, rather than the arrangement’s legal form. IFRS 11 also addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities and prohibits proportionate consolidation.

c)
IFRS 12, Disclosure of Interests in Other Entities, which is a comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles.

d)
IFRS 13, Fair Value Measurement (“IFRS 13”), which defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 does not determine when an asset, a liability or an entity’s own equity instrument is measured at fair value. Rather, the measurement and disclosure requirements of IFRS 13 apply when another IFRS requires or permits the item to be measured at fair value (with limited exceptions).

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of September 30, 2013 and for the three-month and nine-month periods ended September 30, 2013 and 2012

(amounts in Canadian dollars, except share and option data)

2                 Significant accounting policies and critical accounting estimates and judgments (continued)

e)
IAS 1, Presentation of Financial Statements, was amended to change the disclosure of items presented in other comprehensive income into two groups, based on whether those items may be recycled to profit or loss in the future.

The impact of the adoption of these standards and amendments did not have a significant impact on the Company’s condensed interim consolidated financial statements.

Critical accounting estimates and judgments

The preparation of the Company’s consolidated financial statements in accordance with IFRS requires management to make estimates about and apply assumptions or subjective judgment to future events and other matters that affect the reported amounts of the Company’s assets, liabilities, expenses and related disclosures. Assumptions, estimates and judgments are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company’s consolidated financial statements are prepared. Management reviews, on a regular basis, the Company’s accounting policies, assumptions, estimates and judgments in order to ensure that the consolidated financial statements are presented fairly in accordance with IFRS.

Critical accounting estimates and judgments are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change. As such, management cautions that future events often vary from forecasts and expectations and that estimates routinely require adjustment.

Management considers the following areas to be those where estimates and judgments are made in the preparation of the Company’s consolidated financial statements.

Capitalization of development costs

The application of the Company’s accounting policy for development costs requires judgment in determining whether future economic benefits, which are based on assumptions about future events and circumstances, may be realized.

Carrying value and recoverability of mineral properties

The carrying amount of the Company’s mineral properties does not necessarily represent present or future values, and the Company’s mineral properties have been accounted for under the assumption that the carrying amount will be recoverable. Recoverability is dependent on various factors, including the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development and upon future profitable production or proceeds from the disposition of the mineral properties themselves. Additionally, there are numerous geological, economic, environmental and regulatory factors and uncertainties that could impact management’s assessment as to the overall viability of the Kami Project or to the ability to generate future cash flows necessary to cover or exceed the carrying value of the Company’s mineral properties.

To the extent that any of management’s assumptions change, there could be a significant impact on the Company’s future financial position, operating results and cash flows.

Fair value of warrants and stock options

Determining the fair value of warrants and stock options (see note 11) requires the estimation of stock price volatility, the expected forfeiture rate and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could result in a significant impact on the Company’s future operating results or on other components of equity.

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of September 30, 2013 and for the three-month and nine-month periods ended September 30, 2013 and 2012

(amounts in Canadian dollars, except share and option data)

2                 Significant accounting policies and critical accounting estimates and judgments (continued)

Income taxes

The estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. Management assesses whether it is probable that some or all of the deferred income tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income, which in turn is dependent upon the successful discovery, extraction, development and commercialization of mineral reserves. To the extent that management’s assessment of the Company’s ability to utilize future tax deductions changes, the Company would be required to recognize more or fewer deferred tax assets, and income tax provisions or recoveries in future periods could be affected.

3           Receivables

	As of September 30, 2013		As of December 31, 2012
	$		$

Sales tax credits receivable		2,870,422		2,384,036
Deposits receivable		258,750		143,750
Interest receivable		11,439		171,600
Other		-		46,678
		3,140,611		2,746,064

4           Prepaid expenses and other current assets

	As of September 30, 2013		As of December 31, 2012
	$		$

Deposits on Kami Project activities		517,200		661,252
Other		74,295		42,440
		591,495		703,692

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of September 30, 2013 and for the three-month and nine-month periods ended September 30, 2013 and 2012

(amounts in Canadian dollars, except share and option data)

5           Long-term advances

On July 13, 2012, the Company entered into an agreement with the Sept-Îles Port Authority (the “Port”) to secure usage of a new multi-user deep water dock facility that the Port is constructing (the “Port Agreement”).

Per the Port Agreement, the total initial commitment by the Company is $20,465,016 (the “Buy-in Payment”), which constitutes an advance on Alderon’s future shipping fees. The Buy-in Payment is payable in two equal installments, the first of which was paid upon signing the Port Agreement, and the second of which was paid on June 28, 2013. The Buy-in Payment will be reimbursed to the Company via a discount that will be applied to shipping fees to be billed by the Port once Alderon’s usage of the multi-user facility commences.

6                Property, plant and equipment

On August 15, 2013, the Company advanced $1,806,702 to a supplier for autogenous milling and ball milling systems.

7                Payables and accrued liabilities

	As of September 30, 2013		As of December 31, 2012
	$		$
Accrued development costs		4,295,758		-
Accrued finder’s fee (note 17)		1,598,500		-
Accrued salaries and benefits		1,189,879		2,399,260
Trade accounts payable		501,612		988,807
Sales tax credits payable		414,670		-
Accrued legal and professional expenses		367,839		952,540
Accrued environmental, aboriginal, government and community costs		60,933		391,015
Accrued evaluation and exploration costs		-		1,686,420
Other accrued liabilities		133,481		123,080
		8,562,672		6,541,122

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of September 30, 2013 and for the three-month and nine-month periods ended September 30, 2013 and 2012

 (amounts in Canadian dollars, except share and option data)

8                 Mineral properties

On January 16, 2013, the Company filed on SEDAR a Technical Report, entitled Feasibility Study of the Rose Deposit and Resource Estimate for the Mills Lake Deposit of the Kamistiatusset (Kami) Iron Ore Property, Labrador for Alderon Iron Ore Corp., (the “Feasibility Study”), dated effective December 17, 2012. As the technical feasibility and commercial viability of the extraction of the Kami Property’s mineral reserves have been demonstrated, the Company has started to capitalize directly attributable pre-production expenditures that give rise to future economic benefits as of February 1, 2013. Pre-production expenditures incurred prior to February 1, 2013 have been recorded in the condensed interim consolidated statement of comprehensive loss as exploration and evaluation expenses or environmental, aboriginal, government and community expenses.

	As of January 1, 2013		Additions during the period		As of September 30, 2013
	$		$		$
Acquisition cost		88,668,710		-		88,668,710
Development costs		-		31,244,180		31,244,180
Share-based compensation costs capitalized		-		310,892		310,892
Depreciation capitalized		-		10,611		10,611
		88,668,710		31,565,683		120,234,393

Additions to mineral properties in the condensed interim consolidated statement of cash flows are presented on a cash basis. During the three-month period ended September 30, 2013, cash expenditures totaled $17,437,865, the decrease in accrued expenditures totaled $4,480,743 and increase in other non-cash items totaled $89,256. During the nine-month period ended September 30, 2013, cash expenditures totaled $26,231,510, the increase in accrued expenditures totaled $5,012,670 and other non-cash items totaled $321,503.

9           Related party disclosures

Related parties and related party transactions impacting the accompanying consolidated financial statements are summarized below and include transactions with the following individuals or entities:

Key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors, corporate officers, including the Company’s Chief Executive Officer, Chief Operating Officer and Chief Financial Officer, as well as any Vice Presidents reporting directly to a Corporate Executive Board member or officer, acting in that capacity.

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of September 30, 2013 and for the three-month and nine-month periods ended September 30, 2013 and 2012

 (amounts in Canadian dollars, except share and option data)

Remuneration attributed to key management personnel can be summarized as follows:
	Three months ended September 30,				Nine months ended September 30,
	2013		2012		2013		2012
	$		$		$		$
Share-based compensation		405,357		1,305,364		1,739,732		4,740,351
Short-term benefits*		868,554		457,258		2,472,703		1,380,668
Incentive compensation other than share-based compensation		278,310		1,718,126		807,845		2,052,501
		1,552,221		3,480,748		5,020,280		8,173,520

*	include base salaries, pursuant to contractual employment or consultancy arrangements, Directors’ fees, applicable payroll taxes and other non-post-retirement benefits.

Other related parties

King & Bay West Management Corp. (“King & Bay”): King & Bay is an entity that is owned by the Executive Chairman of the Company’s Board of Directors. King & Bay provides certain administrative, management, geological, legal and regulatory, tax, corporate development, information technology support and investor relations services to the Company.

Ottenheimer Baker Barristers & Solicitors (“Ottenheimer”): A Director of the Company is a partner at Ottenheimer, which provides certain legal services to the Company.

Cassels Brock & Blackwell LLP (“Cassels”): A Director of the Company is the Deputy Managing Partner of Cassels, which acts as lead external counsel for the Company.

Liberty Metals & Mining Holdings, LLC (“Liberty”): Liberty is a significant shareholder of the Company and has a representative on Alderon’s Board of Directors. During the three months ended September 30, 2012, Liberty provided the Company with bridge financing.

HBIS International Holding (Canada) Co., Ltd (“HBIS”): HBIS is a subsidiary of Hebei Iron & Steel Group Co. Ltd (“Hebei”), a significant shareholder of the Company. HBIS provides certain management services to the Company.

Transactions entered into with related parties other than key management personnel include the following:
	Three months ended September 30,				Nine months ended September 30,
	2013		2012		2013		2012
	$		$		$		$
Cassels		194,301		1,891,749		1,434,849		1,955,807
King & Bay		411,436		310,841		1,101,979		1,651,857
HBIS		90,671		-		90,671		-
Ottenheimer		-		16,075		11,315		18,717
Liberty		-		349,017		-		349,017
Image Air Charter Ltd. (“Image Air”)*		-		119,123		-		439,064
Forbes & Manhattan Inc.*		-		120,000		-		360,000
		696,408		2,806,805		2,638,814		4,774,462

*These entities are no longer related parties in 2013.

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of September 30, 2013 and for the three-month and nine-month periods ended September 30, 2013 and 2012

 (amounts in Canadian dollars, except share and option data)

   Amounts owed to related parties other than key management personnel are summarized below.

	As of September 30, 2013		As of December 31, 2012
	$		$
King & Bay		256,259		78,271
Cassels		65,436		135,729
2227929 Ontario Inc.*		-		50,824
Image Air*		-		44,400
		321,695		309,224

*These entities are no longer related parties in 2013.

10    Transaction with Hebei

On September 4, 2012, the Company completed a subscription transaction (the “Subscription Transaction”) with Hebei, pursuant to an agreement whereby Hebei purchased 25,858,889 of the Company’s common shares by way of a private placement in exchange for aggregate gross proceeds of $62,319,922, less cash transaction costs of $1,435,901.

On closing of the Subscription Transaction, Hebei and Alderon also entered into an arrangement pursuant to which Hebei would invest an additional $119,926,293 (the “Initial Investment”) in exchange for a 25% interest in the Kami Project (see also note 12). Per the definitive agreements entered into between the Company and Hebei, the latter’s 25% interest would be made into The Kami LP. The Kami LP was established in order to develop and operate the Kami Project, and it is this entity into which Alderon would transfer all assets associated with the Kami Project contemporaneously with the Initial Investment. Alderon and Hebei would be required to contribute to capital expenditures for the development of the Kami Project not covered by initial capital contributions and project debt financing, in accordance with their respective interests. However, Hebei’s further contributions to The Kami LP will depend upon the amount of aggregate proceeds received as project debt financing and will not exceed $220,000,000.

On March 15, 2013, Hebei contributed the Initial Investment, and Alderon contributed the Kami Property and its related assets to The Kami LP. In connection with Hebei’s contribution of the Initial Investment, the Company has provided confirmations to Hebei with respect to certain information rights related to the development of the Kami Project and to the use of the Initial Investment proceeds.

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of September 30, 2013 and for the three-month and nine-month periods ended September 30, 2013 and 2012

(amounts in Canadian dollars, except share and option data)

11     Stock options

The Company operates an equity-settled share-based compensation plan under which the Company receives services from employees as consideration for equity instruments of the Company. The related stock option plan (the “Plan”) follows applicable stock exchange policies regarding stock option awards granted to employees, directors and consultants.

On June 20, 2013, at the Company’s Annual General and Special Meeting of Shareholders, the Company received approval for an amendment to the Plan to reserve for issuance a fixed maximum number of shares equal to 16,500,000.

The following table summarizes the activity under the Company’s stock option plan.

	Nine months ended September 30, 2013		Year ended December 31, 2012
	Number	Weighted average exercise price $	Number	Weighted average exercise price $

Balance, beginning of period	14,102,500	2.58	11,636,300	2.57
Granted	1,400,000	1.37	3,015,000	2.49
Exercised	-	-	(386,300)	1.51
Forfeited	(432,500)	2.28	(162,500)	2.72

Balance, end of period	15,070,000	2.48	14,102,500	2.58

Share-based compensation costs for the three-month period ended September 30, 2013 totaled $533,401 ($2,085,777 in 2012): $86,193 capitalized in mineral properties (nil in 2012); nil in exploration and evaluation expenses ($114,026 in 2012); $447,208 in general and administrative expenses ($1,827,688 in 2012); and nil in environmental, aboriginal, government and community expenses ($144,063 in 2012). Share-based compensation costs for the nine-month period ended September 30, 2013 totaled $2,242,559 ($7,381,535 in 2012): $310,892 capitalized in mineral properties (nil in 2012); $39,912 in exploration and evaluation expenses ($791,980 in 2012); $1,865,759 in general and administrative expenses ($6,035,393 in 2012); and $25,996 in environmental, aboriginal, government and community expenses ($554,162 in 2012).

Fair value input assumptions

The table below shows the assumptions, or weighted average parameters, applied to the Black-Scholes option pricing model in order to determine share-based compensation costs over the life of the awards for options granted during each of the periods presented.

	Nine months ended September 30, 2013	Nine months ended September 30, 2012

Expected dividend yield	0.0%	0.0%
Estimated volatility	63.5%	70.5%
Weighted average risk-free annual interest rate	1.16%	1.23%
Weighted average expected life (years)	2.5	2.5
Grant date fair value	$0.54	$1.08

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of September 30, 2013 and for the three-month and nine-month periods ended September 30, 2013 and 2012

(amounts in Canadian dollars, except share and option data)

12           Non-controlling interest

Non-controlling interest in the Company’s less than wholly owned subsidiary is classified as a separate component of equity. On initial recognition, non-controlling interest is measured at the fair value of the non-controlling entity’s contribution into the related subsidiary. Subsequent to the original transaction date, adjustments are made to the carrying amount of non-controlling interest for the non-controlling interest’s share of changes to the subsidiary’s equity.

Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. The carrying amount of non-controlling interest is adjusted to reflect the change in the non-controlling interest’s relative interest in the subsidiary, and the difference between the adjustment to the carrying amount of non-controlling interests and the Company’s share of proceeds received and/or consideration paid is recognized directly in equity and attributed to owners of the Company.

13           Net loss per share

For the three-month and nine-month periods ended September 30, 2013 and 2012, diluted net loss per share was calculated using the basic weighted average number of shares outstanding, since all outstanding warrants and stock options have been excluded from the calculation of diluted net loss per share because they were anti-dilutive. Accordingly, diluted net loss per share for each period was the same as the basic net loss per share.

14          Supplemental disclosure of cash flow information

	Three months ended September 30,				Nine months ended September 30,
	2013		2012		2013		2012
	$		$		$		$
Changes in operating assets and liabilities
Receivables		(1,150,022)		21,837		(554,708)		102,559
Prepaid expenses and other current assets		195,179		2,087,157		112,197		1,278,776
Long-term advances		-		(10,232,508)		(10,232,508)		(10,232,508)
Payables and accrued liabilities		(53,995)		3,412,901		(2,991,120)		1,752,617
Due to related parties		(699,557)		(5,654)		12,471		401,610
		(1,708,395)		(4,716,267)		(13,653,668)		(6,696,946)

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of September 30, 2013 and for the three-month and nine-month periods ended September 30, 2013 and 2012

(amounts in Canadian dollars, except share and option data)

15           Capital disclosures

The Company’s objective in managing capital, consisting of equity, with cash and cash equivalents being its primary component, is to ensure sufficient liquidity to fund: development and other Kami Project activities; general and administrative expenses; environmental, aboriginal, government and community expenses; working capital and capital expenditures.

Management regularly monitors the Company’s capital structure and makes adjustments thereto based on funds available to the Company for the acquisition, exploration and development of mineral properties. The Board of Directors has not established quantitative return on capital criteria for capital management, but rather relies upon the expertise of the management team to sustain the future development of the business.

The properties in which the Company currently has an interest are in the development stage, and the Company does not generate any revenue. Accordingly, the Company is dependent upon sources of external financing to fund the Kami Project and its other costs. While the Company endeavours to minimize dilution to its shareholders, management has in the past engaged in dilutive financial transactions, such as private placements, and may engage in dilutive arrangements in the future.

The Company’s policy on dividends is to retain cash to keep funds available to finance the activities required to advance the Company’s Kami Project. Although the Company is not subject to any capital requirements imposed by any regulators or by any other external source, Alderon has provided confirmation to Hebei with respect to the use of the Initial Investment proceeds.

16                 Financial instruments, financial risk management and fair value

Financial risk management

The Company is exposed in varying degrees to certain risks arising from financial instruments, as discussed below.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

As discussed in note 15, the Company’s capital management objectives include working to ensure that the Company has sufficient liquidity to fund Company activities that are directly and indirectly related to the advancement of the Kami Project.

The Company endeavours to ensure that it will have sufficient liquidity in order to meet short- to medium-term business requirements and all financial obligations as those obligations become due. Historically, sufficient liquidity has been provided predominantly through external financing initiatives, including strategic, traditional and flow-through private placements to investors and institutions. The Company will continue to rely upon sources of external financing in future periods until such time as commercial production commences, notwithstanding the Company’s successful capital-raising activities prior to September 30, 2013 (see note 10).

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of September 30, 2013 and for the three-month and nine-month periods ended September 30, 2013 and 2012

(amounts in Canadian dollars, except share and option data)

16                Financial instruments, financial risk management and fair value (continued)

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.

The Company’s receivables consist primarily of sales tax credits, which are due from Canadian federal and provincial tax agencies. Additionally, the Company’s cash and cash equivalents are held in deposit at high-credit quality Canadian financial institutions. As a result, management considers the risk of non-performance related to accounts receivable and cash and cash equivalents to be minimal.

The carrying values of the Company’s cash and cash equivalents, restricted cash equivalents, receivables, payables and accrued liabilities and amounts due to related parties approximate their fair values due to their short-term maturities or to the prevailing interest rates of the related instruments, which are comparable to those of the market. The carrying amounts and fair values of financial assets (liabilities) as of September 30, 2013 and December 31, 2012 are presented below.

September 30, 2013	Loans and receivables		Other financial liabilities		Total
	$		$		$

Cash and cash equivalents		113,071,295		-		113,071,295
Receivables (note 3)		270,189		-		270,189
Payables and accrued liabilities (note 7)		-		(8,148,002)		(8,148,002)
Due to related parties (note 9)		-		(321,695)		(321,695)
		113,341,484		(8,469,697)		104,871,787

December 31, 2012	Loans and receivables		Other financial liabilities		Total
	$		$		$

Cash and cash equivalents		34,312,316		-		34,312,316
Restricted cash equivalents (note 5)		10,232,508		-		10,232,508
Receivables (note 3)		362,028		-		362,028
Payables and accrued liabilities (note 7)		-		(6,541,122)		(6,541,122)
Due to related parties (note 9)		-		(309,224)		(309,224)
		44,906,852		(6,850,346)		38,056,506

In the preceding tables, receivables exclude sales tax credits, and payables and accrued liabilities exclude sales tax credits.

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of September 30, 2013 and for the three-month and nine-month periods ended September 30, 2013 and 2012

(amounts in Canadian dollars, except share and option data)

17           Commitments and contingencies

In connection with Hebei’s contribution of the Initial Investment, the Company has agreed that in the event that the environmental assessment and related approvals for the Kami Project are not obtained by March 31, 2014, Alderon will be required to pay to Hebei $3,000,000 per month for each whole month until such approvals are obtained. As of November 7, 2013, management has determined that a payment under this arrangement is not probable, and no amount, therefore, has been provided for.

In connection with the closing of the Subscription Transaction (see note 10), the Company had committed to pay a finder’s fee associated with the Initial Investment (the “Finder’s Fee”) and an off-take sales fee to the finder engaged to identify Hebei to the Company and to assist with the conclusion of the transaction with Hebei (the “Finder”). On March 15, 2013, the Company sent notice terminating the finder’s fee agreement, in accordance with its terms. On July 31, 2013, the Company and the Finder concluded a settlement agreement for the Finder’s Fee and the off-take sales fee. The total amount of the settlement is $1,798,500, which will be paid to the Finder in installments. An initial payment of $200,000 was made on July 31, 2013 and four installment payments of $399,625 will be made every three months commencing November 30, 2013. All payments will also include an interest amount calculated at a rate of 1% per annum from April 30, 2013 until the date of payment. As part of the settlement, the Finder has released all claims to the off-take sales fee.

On March 1, 2012, the Company entered into a two-year aircraft charter agreement (the “Charter Agreement”) with Image Air for a plane that Image Air leases from a limited partnership. The former Vice Chairman of the Company’s Board of Directors is the sole limited partner of this limited partnership. Per the Charter Agreement, the minimum cost to the Company is $44,400 per month, with additional charges incurred for each hour that the aircraft is flown. On April 9, 2013, the Company sent notice to Image Air terminating the Charter Agreement, in accordance with its terms.

The Company has negotiated a contract with a supplier in relation to the purchase of equipment (see also note 6), which is due for delivery during the fourth quarter of 2014. As at September 30, 2013, payments of US$15,622,000 remain to be made on the equipment, of which US$1,738,000 is due before December 31, 2013 and US$13,884,000 is due in 2014.